3628

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

09046495

Our Ref.: HASE/TL/HI/05561

SEC
Mail Processing
Section

MAY 26 2009

Washington, DC
121

1st April, 2009

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Disposal of Interests in Maanshan Huan Tong Highway Development Limited

We enclose a copy of the Discloseable and Connected Transaction Circular of the Company in relation to the subject matter for your information.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

dlw 7/9

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code:97)

DISCLOSEABLE AND CONNECTED TRANSACTION DISPOSAL OF INTERESTS IN MAANSHAN HUAN TONG HIGHWAY DEVELOPMENT LIMITED

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 4 to 11 of this circular and a letter from the Independent Board Committee is set out on page 12 of this circular. A letter from CIMB-GK containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 13 to 19 of this circular.

1 April 2009

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:-

"2007 Distribution"	approximately RMB11.48 million, being Vigorous's proportional entitlement to profit after taxation for 2007 of the Maanshan Highway JV pursuant to its articles of association and its board resolutions dated 28 June 2008
"2008 Distribution"	approximately RMB11.32 million, being Vigorous's proportional entitlement to profit after taxation for 2008 of the Maanshan Highway JV pursuant to its articles of association and its board resolutions dated 9 March 2009
"associates"	has the meaning ascribed to it under the Listing Rules
"Agreement"	the conditional agreement dated 12 March 2009 and entered into between Vigorous and the Maanshan Highway PRC Partner in relation to the Disposal
"Board"	the board of Directors
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders regarding the terms of the Transactions
"Closely Allied Group"	Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited
"Company"	Henderson Investment Limited, a limited liability company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange
"Completion"	the completion of the Transactions as provided under the Agreement
"connected person"	has the meaning ascribed to it under the Listing Rules
"Consideration"	the consideration payable by the Maanshan Highway PRC Partner to Vigorous pursuant to the Agreement and more particularly described in section headed "Consideration" in the letter from the Board
"Directors"	the directors of the Company

"Disposal"	the disposal of the entire interest of Vigorous in the Maanshan Highway JV to Maanshan Highway PRC Partner pursuant to the Agreement
"Group"	the Company and its subsidiaries
"HLD"	Henderson Land Development Company Limited, a limited liability company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange and the holding company of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Approval Procedure"	Vigorous reporting to the Company and HLD of the Disposal and the Company and HLD obtaining their respective independent shareholders' approval of the Disposal in accordance with the Listing Rules and/or the requirements of Hong Kong law (if required)
"Independent Board Committee"	the independent committee of the Board constituted by all the independent non-executive Directors, namely Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung, and Mr. Wu King Cheong, for the purpose of considering and advising the Independent Shareholders in connection with the Transactions
"independent shareholder"	has the meaning ascribed to it under Chapter 14A of the Listing Rules
"Independent Shareholders"	the independent shareholders of the Company
"Late Payment Penalty"	a sum equivalent to 0.05% of the Consideration for late payment of the Consideration for each day payable by the Maanshan Highway PRC Partner to Vigorous should it fail to pay the Consideration in time pursuant to the Agreement
"Latest Practicable Date"	30 March 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maanshan Highway"	Maanshan City Ring Road, a toll highway in Maanshan, Anhui Province, the PRC
"Maanshan Highway JV"	馬鞍山環通公路發展有限公司 (Maanshan Huan Tong Highway Development Limited*)

"Maanshan Highway PRC Partner"	馬鞍山市過境公路建設開發有限公司 (Maanshan City Cross Border Highway Construction Development Company Limited*)
"Original Examining and Approving Authority"	the examining and approving authority in the PRC that approved the establishment of the Maanshan Highway JV
"PRC"	People's Republic of China, for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"PRC Approval Procedure"	the procedure in relation to the Maanshan Highway PRC Partner and/or the Maanshan Highway JV reporting to the Original Examining and Approving Authority or other PRC authority (if required) and such authorities examining and granting the approval of the Disposal
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholders"	shareholders of the Company
"Signing Date"	the date on which both parties have signed and stamped the company chop on the Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the Agreement and the transactions contemplated thereunder
"Vigorous"	Hong Kong Vigorous Limited, a limited liability company incorporated in Hong Kong
"working day(s)"	any day from Monday to Friday (except for statutory holiday in the PRC or Hong Kong)

* *Unofficial English translation for identification purpose only*

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Independent Non-executive Directors:
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

1 April 2009

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF INTERESTS IN
MAANSHAN HUAN TONG HIGHWAY DEVELOPMENT LIMITED

INTRODUCTION

The Company and HLD jointly issued an announcement dated 12 March 2009 that Vigorous (a 70% owned subsidiary of the Company) entered into the Agreement with the Maanshan Highway PRC

Partner pursuant to which Vigorous agreed to sell, and the Maanshan Highway PRC Partner agreed to purchase, the entire interest of Vigorous in the Maanshan Highway JV (which operates the Maanshan Highway) for a consideration of RMB 122 million.

The Disposal constitutes a discloseable and connected transaction of the Company under the Listing Rules.

The Independent Board Committee, comprising Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung, and Mr. Wu King Cheong, has been formed to consider the terms of the Transactions. CIMB-GK has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions are fair and reasonable and whether the Transactions are in the interests of the Company and the shareholders as a whole.

The purpose of this circular is (i) to provide you with further information on the Transactions; and (ii) to set out the letter of advice from CIMB-GK to the Independent Board Committee and the Independent Shareholders.

THE AGREEMENT

Date

12 March 2009

Parties

Vendor	:	Vigorous, a 70% owned subsidiary of the Company. The principal business of Vigorous is investment holding.
Purchaser	:	The Maanshan Highway PRC Partner, a state-owned enterprise established in the PRC. So far as the Company is aware, the principal business activities of the Maanshan Highway PRC Partner are highway construction and maintenance.

Interest to be disposed of by the Group

The entire interest of Vigorous in the Maanshan Highway JV, being its interest in approximately RMB69.62 million of the registered capital of the Maanshan Highway JV (representing 70% of the total registered capital of the Maanshan Highway JV) is disposed by the Group.

Conditions Precedent

Completion of the Agreement is subject to the satisfaction of the following conditions precedent:

(1) the Maanshan Highway JV having paid and Vigorous having received in its designated bank account the 2007 Distribution;

(2) the Maanshan Highway JV having paid and Vigorous having received in its designated bank account the 2008 Distribution;

(3) the Company and HLD having obtained the approval of their respective independent shareholders in respect of the Disposal (if required) and the Disposal having complied with the Listing Rules and not affecting their listing status;

(4) the respective boards of directors of Vigorous, the Maanshan Highway PRC Partner and the Maanshan Highway JV having approved the signing and performance of the Agreement and the relevant resolutions having been issued;

(5) the Maanshan Highway JV having obtained the approval of the Disposal by the Original Examining and Approving Authority and such approval not having substantively changed the terms of the Agreement; and

(6) the Maanshan Highway PRC Partner having paid and Vigorous having received in its designated bank account the Consideration in full in accordance with the provisions of the Agreement.

The Maanshan Highway PRC Partner undertakes to procure the Maanshan Highway JV to pay to Vigorous the 2007 Distribution and the 2008 Distribution within 7 working days after the Signing Date, failing which, Vigorous is entitled to discontinue the performance of the Agreement until the 2007 Distribution and the 2008 Distribution have been fully paid.

Vigorous undertakes to complete the Hong Kong Approval Procedure within 2 months after the Signing Date. The Maanshan Highway PRC Partner undertakes to complete the PRC Approval Procedure and the procedure of registration of changes and filing with the relevant PRC industrial and commercial administrative bureau in relation to the Disposal within 2 months after Vigorous serves on it a notice in writing of the completion of the Hong Kong Approval Procedure. For the avoidance of doubt, if Vigorous does not complete the Hong Kong Approval Procedure within the specified time limit, the time limit for the Maanshan Highway PRC Partner to complete the PRC Approval Procedure is still within 2 months after Vigorous serves on it such notice.

If all the conditions precedent are not fully fulfilled within four and a half months after the Signing Date (or such other date as may be agreed between the parties thereto in writing) and such non-fulfilment is caused by the Maanshan Highway PRC Partner, the Maanshan Highway PRC Partner will be deemed to be in default and Vigorous may unilaterally rescind the Agreement or require the Maanshan Highway PRC Partner to continue to perform the Agreement. If Vigorous opts to unilaterally rescind the Agreement, its equity and interests in the Maanshan Highway JV will remain original state prior to the Signing Date. In addition, the Maanshan Highway PRC Partner shall pay Vigorous the Late Payment Penalty calculated till the date of rescission of the Agreement and bear all legal costs and related expenses of Vigorous in the preparation of the Agreement.

In the event that the respective independent shareholders of HLD and the Company do not approve the Disposal (if required), or the Disposal fails to comply with the Listing Rules or affects their listing status, or the Original Examining and Approving Authority does not approve the Disposal, the Agreement shall be terminated automatically and no longer bind the parties thereto nor need be performed, and neither parties shall be liable for non-compliance as a result thereof. Vigorous will not be required to return the 2007 Distribution and the 2008 Distribution which it has already received.

Consideration

The Consideration is RMB122 million payable in cash by the Maanshan Highway PRC Partner to Vigorous as follows:

1. RMB109.8 million, representing 90% of the Consideration, shall be paid within 7 working days after the conditions precedent (3), (4) and (5) set out in the section headed "Conditions Precedent" above have been fulfilled and the Original Examining and Approving Authority has approved the Disposal; and

2. RMB12.2 million, representing the remaining 10% of the Consideration, shall be paid within 7 working days from the date on which Vigorous has delivered the documents required for processing the registration of changes and filing with the relevant PRC industrial and commercial administrative bureau in relation to the Disposal.

The Maanshan Highway PRC Partner further undertakes to pay the full amount of the Consideration not later than 4 months after the Signing Date unless such time period is extended accordingly in the event Vigorous does not complete the Hong Kong Approval Procedure within the specified time limit.

If the Maanshan Highway PRC Partner fails to pay the Consideration in accordance with paragraphs 1 and 2 in this section above, it will be liable to pay to Vigorous the Late Payment Penalty.

The Consideration was determined after arm's length negotiations between Vigorous and the Maanshan Highway PRC Partner, taking into consideration the financial performance of the Maanshan Highway JV. The unaudited net asset value of Maanshan Highway JV attributable to the interests of the Group as at 30 June 2008 (comprised in the audited consolidated accounts of the Group for the year ended 30 June 2008) was approximately HK$105.7 million.

Completion of the Agreement

Completion shall take place upon completion of the conditions precedent as described under the paragraph headed "Conditions Precedent" above.

INFORMATION ON THE MAANSHAN HIGHWAY JV

The principal business of the Maanshan Highway JV is the operation of Maanshan Highway in Maanshan, Anhui Province of the PRC. The Maanshan Highway, which was completed in 1997, is a class I highway that stretches approximately 40.5 kilometres around Maanshan. It is also the major artery in the National Highway No. 205 network with connections to Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. The percentage of the shareholding of Vigorous and the Maanshan Highway PRC Partner in the Maanshan Highway JV is 70% and 30% respectively.

Set out below is certain financial information in relation to the Maanshan Highway JV comprised in the audited consolidated accounts of the Company:

	For the year ended	
	30 June 2007	**30 June 2008**
	HK$ million	*HK$ million*
Net profit before tax and extraordinary items	23.3	21.8
Net profit after tax and extraordinary items	21.5	18.7
Profits after taxation attributable to the Shareholders	5.7	7.0

It is estimated that, based on the carrying value of the Company's interest in the Maanshan Highway JV as at 30 June 2008 comprised in the audited consolidated accounts of the Company for the year ended 30 June 2008, the Group would recognise a gain on disposal in the amount of approximately HK$42.1 million, based on the Consideration of RMB122 million to be received and such carrying value after taking into account the 2007 Distribution and 2008 Distribution declared by the Maanshan Highway JV on 28 June 2008 and 9 March 2009, respectively. However, such a gain will be subject to changes as the carrying value of the interest in the Maanshan Highway JV as at the date of Completion may be different from that as at 30 June 2008.

Upon Completion, the Maanshan Highway JV will cease to be a subsidiary of the Company.

INFORMATION ON THE COMPANY

The Company is an investment holding company and the principal business activities of the Group are investment holding and infrastructure.

REASONS FOR AND BENEFITS OF THE DISPOSAL

It is foreseen that the Maanshan Highway will face serious competition from some new roads proposed to be built in the vicinity in the future. As a result, traffic will likely be diverted away from the Maanshan Highway leading to a lower toll revenue and a reduced return on investment. In addition, to keep the Maanshan Highway reasonably operative, significant renovation costs will have to be incurred. The Disposal at this time is most beneficial to the Company allowing it to realize its investment in the Maanshan Highway at a reasonable price. It is currently intended that the proceeds from the Disposal will be used as general working capital of the Group and for other investment opportunities.

The Board (including the independent non-executive Directors) believe that the terms of the Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

DISCLOSEABLE AND CONNECTED TRANSACTION

The Maanshan Highway JV is owned as to 70% by Vigorous which is in turn owned as to 70% by a wholly-owned subsidiary of the Company. Therefore, the Maanshan Highway JV is a subsidiary of the Company. The Maanshan Highway PRC Partner currently has a 30% interest in the Maanshan Highway JV, and is accordingly a connected person of the Company for the purposes of Chapter 14A of the Listing Rules. As all applicable percentage ratios as defined under Rule 14.07 of the Listing Rules are more than 5% but less than 25%, the Disposal constitutes a discloseable and connected transaction of the Company and is subject to approval of the Independent Shareholders. So far as the Company is aware, except that the Maanshan Highway PRC Partner has a 30% interest in the Maanshan Highway JV and has nominated two directors to the board of the Maanshan Highway JV, one of whom is its legal representative, the Maanshan Highway PRC Partner has no other relationship with any other director, chief executive or controlling shareholder of the Group.

The Independent Board Committee has been formed to advise the Independent Shareholders on the fairness and reasonableness of the Agreement. CIMB-GK has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the same.

Pursuant to Rule 14A.43 of the Listing Rules, a written independent shareholders' approval obtained from closely allied group of shareholders holding more than 50% in nominal value of the securities giving the right to attend and vote at a general meeting convened to approve the connected transaction may be accepted in lieu of holding such a general meeting if no shareholder of the listed issuer is required to abstain from voting if the listed issuer were to convene such a general meeting. As at the date of this circular, the Closely Allied Group (all being wholly-owned subsidiaries of HLD, the holding company of the Company) and (where applicable) their respective nominees together hold

2,070,473,859 shares in the Company (equivalent to approximately 67.94% of the issued share capital of the Company). Their respective shareholdings in the Company are set out below:

Name of beneficial owners	Name of registered owners	No. of shares
Banshing Investment Limited	Banshing Investment Limited	751,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000
Markshing Investment Limited	Markshing Investment Limited	342,705,418
	Arsenton Nominees Limited	259,693,000
Covite Investment Limited	Covite Investment Limited	363,328,900
Gainwise Investment Limited	Gainwise Investment Limited	167,750,000
	Superb Nominees Limited	49,500,000
Darnman Investment Limited	Darnman Investment Limited	34,955,000
	Superb Nominees Limited	49,687,341
Total:		2,070,473,859

All members of the Closely Allied Group, and where applicable, their respective nominees have on 13 March 2009 given their approval in writing of the Agreement. The Closely Allied Group have further confirmed that in the event that Independent Shareholders' approval at a general meeting in respect of the Agreement is required, they will, and where applicable, will procure their respective nominees to, vote in favour of it. They do not have any material interest in the Agreement which is different from those of the other Shareholders. The Maanshan Highway PRC Partner has confirmed to the Company that neither it nor any of its associates holds directly or indirectly any shares in the Company and has undertaken that neither it nor any of its associates will hold directly or indirectly any shares in the Company up to Completion. Therefore, as far as the Company is aware, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Agreement. Accordingly, the Company has applied to the Stock Exchange and the Stock Exchange has granted a waiver from strict compliance with the requirement to hold a general meeting to seek Independent Shareholders' approval of the Agreement pursuant to Rule 14A.43 of the Listing Rules.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 12 of this circular which contains the recommendation from the Independent Board Committee to the Independent Shareholders concerning the Transactions; and (ii) the letter from CIMB-GK set out on pages 13 to 19 of this circular which contains the recommendation of CIMB-GK to the Independent Board Committee and the Independent Shareholders in relation to the Transactions and the principal factors and reasons considered by CIMB-GK in arriving at its recommendation.

Having taken into account the advice from CIMB-GK and in particular the principal factors and reasons set out in the letter of advice from CIMB-GK, the Independent Board Committee considers that the terms of the Transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

ADDITIONAL INFORMATION

Additional information is set out in the appendix to this circular.

Yours faithfully,
By Order of the Board
Dr. Lee Shau Kee
Chairman and Managing Director

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code:97)

1 April 2009

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION DISPOSAL OF INTERESTS IN MAANSHAN HUAN TONG HIGHWAY DEVELOPMENT LIMITED

We refer to the circular dated 1 April 2009 and issued by the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

CIMB-GK has been appointed by the Company as the independent financial adviser to advise us regarding the terms of the Transactions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out in its letter on pages 13 to 19 of the Circular.

Your attention is drawn to the letter from the Board set out on pages 4 to 11 of the Circular and the additional information set out in the appendix thereto.

Having taken into account the terms of the Transactions, and the advice given by CIMB-GK, we consider that the terms of the Transactions are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, if a general meeting of the Shareholders were to be held for the purpose of considering and, if thought fit, approving the Agreement and the Transactions, we would recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully,
Independent Board Committee
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong
Independent Non-Executive Directors

The following is the text of a letter of advice from CIMB-GK in connection with the fairness and reasonableness of the terms of the Transactions to the Independent Board Committee and the Independent Shareholders which has been prepared for incorporation into this circular.

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

1 April 2009

To the Independent Board Committee and
the Independent Shareholders of Henderson Investment Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION

DISPOSAL OF INTEREST IN MAANSHAN HUAN TONG HIGHWAY DEVELOPMENT LIMITED

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Agreement and the transactions contemplated thereunder, details of which are set out in the letter from the Board as contained in the circular to the Shareholders dated 1 April 2009 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As the Maanshan Highway JV is owned as to 70% by Vigorous which is in turn owned as to 70% by a wholly-owned subsidiary of the Company, the Maanshan Highway JV is a subsidiary of the Company. The Maanshan Highway PRC Partner currently has a 30% interest in the Maanshan Highway JV, and is accordingly a connected person of the Company for the purposes of Chapter 14A of the Listing Rules. Therefore, the entering into of the Agreement constitutes a connected transaction of the Company under the Listing Rules and the Disposal contemplated thereunder is subject to approval by the Independent Shareholders. An Independent Board Committee, comprising Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong, all being the independent non-executive Directors of the Company, has been formed to advise the Independent Shareholders in relation to the Agreement and the Disposal. The Company obtained a written approval of the Disposal from the Closely Allied Group (all being wholly-owned subsidiaries of HLD) and their respective nominees

who together hold 2,070,473,859 shares in the Company (equivalent to approximately 67.94% of the issued share capital of the Company) on 13 March 2009 and the Stock Exchange has granted a waiver from strict compliance with the requirement to hold general meeting under Rules 14A.53 and 14A.43 of the Listing Rules.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. The Directors have declared in a responsibility statement set out in the appendix to the Circular that they jointly and severally accept full responsibility for the accuracy of the information contained in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the Latest Practicable Date. We have no reason to doubt the truth, accuracy and completeness of the information, statements, opinions and representations provided to us by the Directors or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aftersaid documents. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, Maanshan Highway JV or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Agreement, we have considered the following principal factors and reasons:

Background and reasons

The Company is an investment holding company and the principal business activities of its subsidiaries are investment holding and infrastructure. The principal business of the Maanshan Highway JV is the operation of Maanshan Highway in Maanshan, Anhui Province of the PRC. On 12 March 2009, Vigorous (a 70% owned subsidiary of the Company) entered into the Agreement with the Maanshan Highway PRC Partner pursuant to which Vigorous agreed to sell, and the Maanshan Highway PRC Partner agreed to purchase, the entire interest of Vigorous in the Maanshan Highway JV (which operates the Maanshan Highway) for a consideration of RMB122 million.

The Maanshan Highway, which was completed in 1997, is a class I highway that stretches approximately 40.5 kilometres around Maanshan. It is also the major artery in the National Highway No. 205 network with connections to Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. The percentage of the shareholding of Vigorous and the Maanshan Highway PRC Partner in the Maanshan Highway JV is 70% and 30% respectively.

We have reviewed the unaudited financial statements of Maanshan Highway JV comprised in the audited consolidated accounts of the Company for the years ended 30 June 2007 and 2008, details of which are set out as follows:

	For the year ended 30 June	
	2007	**2008**
	HK$ million	*HK$ million*
Turnover	50.6	55.5
Net profit after taxation and extraordinary items	21.5	18.7
Profits after taxation attributable to the Shareholders	5.7	7.0

	As at 30 June	
	2007	**2008**
	HK$ million	*HK$ million*
Net asset value	159.8	161.8

The turnover of Maanshan Highway JV comprises the toll fee income of Maanshan Highway. As illustrated in the table above, turnover of Maanshan Highway JV has increased to approximately HK$55.5 million for the year ended 30 June 2008 ("FY2008"), representing an increase of approximately 10% as compared to the year ended 30 June 2007 ("FY2007"). The unaudited net profit after taxation and extraordinary items of Maanshan Highway JV, however, has decreased to approximately HK$18.7 million in FY2008, representing a decrease of approximately 13% as compared to FY2007. As advised by the Company, such decrease was primarily attributable to the increase in toll road maintenance expenses of HK$2.3 million and the increase in tax charge of HK$1.2 million. Despite the decrease in the net profit after taxation and extraordinary items in FY2008, profits after taxation attributable to the Shareholders has increased approximately by 23%, reaching HK$7 million in FY 2008, owing to the increase of the Company's effective interest in Maanshan Highway JV from 31% to 49% since August 2007. Based on the unaudited financial statements of Maanshan Highway JV as provided by the management of the Company, the net asset value was approximately HK$161.8 million as at 30 June 2008.

As stated in the Letter from the Board, it is foreseen that the Maanshan Highway will face serious competition from some new roads proposed to be built in the vicinity in the future. As a result, traffic will likely be diverted away from the Maanshan Highway leading to a lower toll revenue and a reduced return on investment. In addition, to keep the Maanshan Highway reasonably operative, significant renovation costs will have to be incurred. We noted that the new roads proposed to be built in the vicinity of the Maanshan Highway in the future as referred to in the Letter from the Board are consistent with those stated in the development plan as in the websites of the government departments, including the National Tourism Administration of the PRC (http://www.cnta.gov.cn),安徽省建設廳 (http://www.ahjst.gov.cn) and 馬鞍山市建設委員會 (http://masjw.mas.gov.cn), as at the Latest Practicable Date. Based on the above, we concur with the view of the Director that there is possibility for the traffic to be diverted away from the Maanshan Highway which may lead to a lower toll revenue and a reduced return on investment.

Views

Having considered the aforesaid, we concur with the view of the Directors that the Disposal provides an opportunity for the Company to realize its investment in the Maanshan Highway at a fair and reasonable consideration (our analysis in respect of the fairness and reasonableness of the Consideration are set out below), and hence is in the interests of the Company and the Shareholders as a whole.

The Consideration

The Consideration for the Agreement is RMB122 million payable in cash by the Maanshan Highway PRC Partner to Vigorous. As stated in the Letter from the Board, the Consideration was determined after arm's length negotiations between the Vigorous and the Maanshan Highway PRC Partner, taking into consideration the financial performance of Maanshan Highway JV.

To assess the fairness and reasonableness of the Consideration for the Disposal, we have, on a best effort basis, conducted a search of all companies listed in Hong Kong which are engaged in similar line of business as that of Maanshan Highway JV, i.e. the operation of toll roads. Based on the above criteria, we have, to the best of our knowledge, identified eight comparable companies (the "Market Comparables") and compared their respective valuation multiples, including price earning ratio ("PER") and price to book multiple ("PBR"), with the implied PER and the implied PBR under the Consideration. Details of the comparison are set out below:

Market Comparable	**Principal activities**	**Market Capitalisation** *(Note 1)* *HK$ million*	**PER** *(Note 2)* *times*	**PBR** *(Note 2)* *times*
Anhui Expressway Co. Ltd.	Operation and management of the toll roads and related businesses in the Anhui Province, the PRC	5,407	7.07	0.87
GZI Transport Ltd.	Invests, develops, operates and manages toll highways, expressways and bridges mainly in Guangdong Province, the PRC	3,463	4.96	0.42
Hopewell Highway Infrastructure Ltd.	Initiates, promotes, develops and operates strategically important roads, tunnels, bridges and related infrastructure projects in the PRC	12,743	10.67	1.52

Market Comparable	Principal activities	Market Capitalisation *(Note 1)* *HK$ million*	PER *(Note 2)* *times*	PBR *(Note 2)* *times*
Jiangsu Expressway Co. Ltd.	Invests, constructs, operates and manages toll roads in PRC, and provides passenger transport services and other supporting services along the toll roads	26,448	13.54	1.68
Road King Infrastructure Ltd.	Invests in, develops, operates and manages toll highways and expressways in the PRC	2,032	2.01	0.22
Shenzhen Expressway Co. Ltd.	Invests, constructs and manages toll highways and roads in the PRC	5,343	7.33	0.69
Sichuan Expressway Co. Ltd.	Invests, constructs, manages and operates the Chengyu Expressway and Chengya Expressway	3,172	5.11	0.48
Zhejiang Expressway Co. Ltd.	Designs, constructs, operates, maintains and manages high grade roads, development and provision of certain ancillary services	22,801	8.81	1.52
Average			**7.44**	**0.93**
The Disposal			**13.91** *(Note 3)*	**0.92** *(Note 4)*

Source: Bloomberg

Notes:

1. Calculation based on the closing price of respective shares as at 12 March 2009 (the "Agreement Date"), multiplied by the total outstanding shares in issue of the respective companies. All data used are extracted from Bloomberg as at the Agreement Date. For H shares companies including Anhui Expressway Co. Ltd., Jiangsu Expressway Co. Ltd., Shenzhen Expressway Co. Ltd., Sichuan Expressway Co. Ltd. and Zhejiang Expressway Co. Ltd (the "H-shares Comparables"), the market capitalization is calculated based on the closing price of the respective H shares as at the Agreement Date multiplied by the total outstanding shares in issue of the respective companies;

2. Calculation based on the closing price of the respective shares as at the Agreement Date, divided by the respective earnings per share or respective net book value per share (as appropriate). All data used are extracted from

Bloomberg as at the Agreement Date. For the H-shares Comparables, the respective PER and PBR is calculated based on the closing price of the respective H shares as at the Agreement Date, divided by the respective earnings per share or respective net book value per share (as appropriate), with the exchange rate of RMB1 = HK$1.14;

3. Calculation based on the Consideration attributable to the Company (being 70% of the Consideration), and the unaudited profit after taxation of Maanshan Highway JV attributable to the Shareholders for the year ended 30 June 2008 of approximately HK$7 million; and

4. Calculation based on the Consideration attributable to the Company (being 70% of the Consideration), and the unaudited consolidated net asset value of Maanshan Highway JV attributable to the interest of the Company as at 30 June 2008 of approximately HK$105.7 million.

As noted in the table above, the PERs of the Market Comparables range from approximately 2.01 times to approximately 13.54 times, with an average of approximately 7.44 times, and the PBRs of the Market Comparables range from approximately 0.22 times to approximately 1.68 times, with an average of approximately 0.93 times. We note that the PER as implied under the Consideration compares favourably with the average PER of the Market Comparables, while the PBR as implied under the Consideration is comparable and is within the range of the PBRs of the Market Comparables.

Having considered the above, we consider that the terms and the Consideration are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

POSSIBLE FINANCIAL EFFECT

Net asset value and earnings

Upon completion of the Disposal, the Maanshan Highway JV will cease to be a subsidiary of the Group.

As stated in the Letter from the Board, it is estimated that, upon completion of the Disposal, the Group would recognize a gain on disposal in the amount of approximately HK$42.1 million, based on the Consideration of RMB122 million to be received and the carrying value of Maanshan Highway JV as at 30 June 2008 after taking into account the 2007 Distribution and 2008 Distribution (which totally amount to RMB22.8 million) declared by the Maanshan Highway JV on 28 June 2008 and 9 March 2009, respectively. Such gain will be subject to changes of the carrying value of the interest in the Maanshan Highway JV as at the date of Completion. Accordingly, the Disposal would increase the net asset value of the Group upon Completion.

Working capital

Given the Consideration will be fully satisfied in cash, and it is a condition precedent of the Agreement for Maanshan Highway JV to pay to Vigorous the 2007 Distribution and 2008 Distribution, the Company expects an increase in cash of RMB101.4 million (being 70% of the total cash receipt by Vigorous under the terms of the Agreement) before deducting any legal and professional fees after Completion. As set out in the Letter from the Board, the net proceeds from the Disposal will be used as general working capital of the Group and for other investment opportunities.

RECOMMENDATION

Having considered the principal factors and reasons referred to in the above, we are of the opinion that the entering into of the Agreement is in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole. The terms thereof are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to approve the Agreement if the Company were to convene a general meeting for the approval of the Agreement.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Mabel Lam**
Director	*Senior Vice President*
Head of Corporate Finance	

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) (other than the interests which Dr. Lee Shau Kee, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning were taken or deemed under Part XV of the SFO to have in unlisted associated corporations of the Company which were solely derived from their deemed interests in Henderson Development Limited, HLD and/or the Company, in respect of which an application for waiver from strict compliance with the disclosure requirements under Rule 14A.59(4) of the Listing Rules and paragraph 38(1) of Appendix 1B to the Listing Rules has been made to the Stock Exchange on the basis that the disclosure of which would result in particulars being given which are not material in the context of the Group and are excess in length) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) pursuant to section 352 of the SFO, to be entered in the register kept by the Company; or (iii) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
The Company	Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
	Li Ning	1		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
HLD	Lee Shau Kee	4	7,269,006		1,146,603,866		1,153,872,872	53.75
	Lee Ka Kit	4				1,146,603,866	1,146,603,866	53.41
	Lee Ka Shing	4				1,146,603,866	1,146,603,866	53.41
	Li Ning	4		1,146,603,866			1,146,603,866	53.41
	Lee Tat Man	5	111,393				111,393	0.01
	Lee King Yue	6	252,263		19,800		272,063	0.01
	Woo Ka Biu, Jackson	7		2,000			2,000	0.00
Henderson Development Limited	Lee Shau Kee	8			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	9			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	10	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
	Lee Ka Shing	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	8		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	9		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	10		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Drinkwater Investment Limited	Leung Hay Man	11			5,000		5,000	4.49
	Woo Po Shing	12			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	13			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	14			100		100	100.00
	Lee Ka Kit	14				100	100	100.00
	Lee Ka Shing	14				100	100	100.00
	Li Ning	14		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	15			3,240		3,240	80.00
	Lee Ka Kit	15				3,240	3,240	80.00
	Lee Ka Shing	15				3,240	3,240	80.00
	Li Ning	15		3,240			3,240	80.00

(b) **Substantial Shareholders' and Others' Interests**

As at the Latest Practicable Date, so far as is known to the Directors and chief executive of the Company, the following persons (not being Directors or chief executive of the Company), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Long Positions		
Rimmer (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(Note 1)*	2,076,089,007	68.13
Henderson Development Limited *(Note 1)*	2,070,473,859	67.94
Henderson Land Development Company Limited *(Note 1)*	2,070,473,859	67.94
Kingslee S.A. *(Note 1)*	2,070,473,859	67.94
Banshing Investment Limited *(Note 1)*	802,854,200	26.35
Markshing Investment Limited *(Note 1)*	602,398,418	19.77
Covite Investment Limited *(Note 1)*	363,328,900	11.92
Persons other than Substantial Shareholders:		
Long Positions		
Gainwise Investment Limited *(Note 1)*	217,250,000	7.13
UBS AG *(Note 16)*	156,917,066	5.15
Short Positions		
UBS AG *(Note 17)*	146,442,156	4.81

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by HLD which in turn was 53.35% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mr. Lee King Yue was the beneficial owner of these shares.

4. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,146,603,866 shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 244,537,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.06% held by HLD which in turn was 53.35% held by HD; and (v) 1,366,066 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HD and Fu Sang as set out in Note 1, China Gas and HLD by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

5. Mr. Lee Tat Man was the beneficial owner of these shares.

6. Of these shares, Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

8. These shares were held by Hopkins as trustee of the Unit Trust.

9. These shares were held by Hopkins as trustee of the Unit Trust.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

11. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

12. These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

13. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited, an indirect wholly-owned subsidiary of HLD.

14. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HLD; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Heyield Estate Limited. Triton

(Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

15. Of these shares, (i) 3,038 shares were owned by HLD; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Allied Best Investment Limited.

16. Of these shares, UBS AG had beneficial, security and corporate interests in 154,717,066 shares, 2,000,000 shares and 200,000 shares respectively, and interests in 146,442,156 shares were derived from physically settled derivatives.

17. UBS AG had beneficial interests in these shares which were derived from physically settled derivatives.

18. The table below shows the positions held by Directors in Rimmer, Riddick, Hopkins, HD, HLD, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited as at the Latest Practicable Date:

Rimmer

Name of Director	**Position held in Rimmer**
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Riddick

Name of Director	**Position held in Riddick**
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

Hopkins

Name of Director	**Position held in Hopkins**
Lee Shau Kee	Director
Lee Tat Man	Director
Colin Lam Ko Yin	Director

HD

Name of Director	Position held in HD
Lee Shau Kee	Director
Lee Tat Man	Director
Woo Po Shing	Director
Lee Ka Kit	Director
Lee Ka Shing	Director
Colin Lam Ko Yin	Director and Alternate Director to Lee Tat Man

HLD

Name of Director	Position held in HLD
Lee Shau Kee	Chairman and Managing Director
Lee Ka Kit	Vice Chairman
Colin Lam Ko Yin	Vice Chairman
Lee Ka Shing	Vice Chairman
Lee Tat Man	Non-Executive Director
Suen Kwok Lam	Executive Director
Lee King Yue	Executive Director
Eddie Lau Yum Chuen	Executive Director
Li Ning	Executive Director
Kwok Ping Ho	Executive Director
Woo Po Shing	Non-Executive Director
Leung Hay Man	Non-Executive Director
Gordon Kwong Che Keung	Independent Non-Executive Director
Ko Ping Keung	Independent Non-Executive Director
Wu King Cheong	Independent Non-Executive Director
Jackson Woo Ka Biu	Alternate Director to Woo Po Shing

Kingslee S.A.

Name of Director	Position held in Kingslee S.A.
Lee Shau Kee	Director
Lee Tat Man	Director
Lee King Yue	Director

Banshing Investment Limited

Name of Director	Position held in Banshing Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Markshing Investment Limited

Name of Director	Position held in Markshing Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Covite Investment Limited

Name of Director	Position held in Covite Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

Gainwise Investment Limited

Name of Director	Position held in Gainwise Investment Limited
Lee Shau Kee	Director
Lee King Yue	Director
Colin Lam Ko Yin	Director
Lee Ka Shing	Director

3. DIRECTORS' INTERESTS IN CONTRACTS AND ASSETS OF THE GROUP

(a) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

(b) As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been, since 30 June 2008 (being the date to which the latest published audited consolidated accounts of the Company were made up), acquired or disposed of by, or leased to any member of the Group, or were proposed to be acquired or disposed of by, or leased to, any member of the Group.

(c) None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which is significant in relation to the business of the Group.

4. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 30 June 2008 (being the date to which the latest published audited consolidated accounts of the Company were made up).

5. EXPERT

(a) The following are the qualifications of the expert who has given opinion or advice contained in this circular:

Name	Qualifications
CIMB-GK	a corporation licensed under the SFO to carry out Type 1 (dealings in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

(b) (i) As at the Latest Practicable Date, CIMB-GK did not have any shareholding in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(ii) As at the Latest Practicable Date, CIMB-GK did not have any direct or indirect interest in any assets which had been since 30 June 2008 (being the date to which the latest published audited consolidated accounts of the Company were made up) acquired or disposed of by or leased to, or which were proposed to be acquired or disposed of by or leased to, any member of the Group.

(iii) CIMB-GK has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter dated 1 April 2009 and the references to its name, in the form and context in which they respectively appear.

6. COMPETING INTERESTS

As at the Latest Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or is likely to compete with the business of the Group.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Woo, Kwan, Lee & Lo, 26th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any business day up to and including 20 April 2009:

(a) the Agreement;

(b) the letter from CIMB-GK, the text of which is set out in this circular;

(c) the written consents referred to in the paragraph headed "Expert" of this appendix.

8. MISCELLANEOUS

The English language text of this circular shall prevail over the Chinese language text in case of inconsistency.

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有本公司股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考，並不構成收購、購買或認購本公司證券之邀請或要約。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(於香港註冊成立之有限公司)

(股份代號：97)

須予披露及關連交易

出售馬鞍山環通公路發展有限公司之權益

獨立董事委員會及獨立股東之獨立財務顧問

CIMB

聯昌國際證券（香港）有限公司

董事局函件載於本通函第4頁至第11頁。獨立董事委員會函件載於本通函第12頁。聯昌國際證券致獨立董事委員會及獨立股東之意見函件，載於本通函第13頁至第19頁。

二零零九年四月一日

目　　錄

頁數

於本通函內，除文義另有所指外，下列詞語應具有以下涵義:

「2007年度分派」	約人民幣一千一百四十八萬元，即鏗鏘按比例享有馬鞍山公路合營根據其公司章程細則及二零零八年六月二十八日之董事決議案作出之2007年度除稅後溢利分派
「2008年度分派」	約人民幣一千一百三十二萬元，即鏗鏘按比例享有馬鞍山公路合營根據其公司章程細則及二零零九年三月九日之董事決議案作出之2008年度除稅後溢利分派
「聯繫人」	上市規則賦予該詞之定義
「該協議」	鏗鏘及馬鞍山公路中方夥伴於二零零九年三月十二日訂立有關出售之有條件協議
「董事局」	董事局
「聯昌國際證券」	聯昌國際證券(香港)有限公司，根據證券及期貨條例可進行第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動之持牌法團，並為獲本公司委任以就交易之條款向獨立董事委員會及獨立股東提供意見之獨立財務顧問
「密切聯繫群體」	賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司
「本公司」	恒基兆業發展有限公司，一間於香港註冊成立之有限公司，其股份於聯交所主板上市
「完成」	根據該協議之規定完成交易
「關連人士」	上市規則賦予該詞之定義
「代價」	根據該協議馬鞍山公路中方夥伴應支付鏗鏘之代價，並詳述於董事局函件「代價」一節
「董事」	本公司之董事

「出售」	根據該協議向馬鞍山公路中方夥伴出售鏗鏘於馬鞍山公路合營之全部權益
「集團」	本公司及其附屬公司
「恒基地產」	恒基兆業地產有限公司，一間於香港註冊成立之有限公司，其股份於聯交所主板上市，並為本公司之控股公司
「港幣」	港元，香港之法定貨幣
「香港」	中華人民共和國香港特別行政區
「香港審批程序」	鏗鏘向本公司及恒基地產報告出售事宜，以及本公司及恒基地產根據上市規則及／或香港法例規定就出售取得其各自之一般獨立股東批准 (如需要)
「獨立董事委員會」	由所有獨立非執行董事，即鄺志強先生、高秉強教授及胡經昌先生組成之獨立董事委員會，乃為考慮交易及就其向獨立股東作出建議
「一般獨立股東」	上市規則第14A章賦予之定義
「獨立股東」	本公司之一般獨立股東
「違約金」	相當於代價之0.05%之金額，如馬鞍山公路中方夥伴未能根據該協議依時支付代價，馬鞍山公路中方夥伴須就每日延遲付款向鏗鏘支付上述違約金
「最後實際可行日期」	二零零九年三月三十日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	聯交所證券上市規則
「馬鞍山公路」	馬鞍山環通公路，一條位於中國安徽省馬鞍山市的收費高速公路
「馬鞍山公路合營」	馬鞍山環通公路發展有限公司

「馬鞍山公路中方夥伴」	馬鞍山市過境公路建設開發有限公司
「原審批機構」	原批准馬鞍山公路合營成立的中國審批機構
「中國」	中華人民共和國，就本通函而言不包括香港、中國澳門特別行政區及台灣
「中國審批程序」	馬鞍山公路中方夥伴及／或馬鞍山公路合營向原審批機構或其他有關中國政府機構(如需要)申報出售，以及該等機構審核出售並作出批覆的程序
「人民幣」	人民幣，中國之法定貨幣
「證券及期貨條例」	香港法例第571章證券及期貨條例
「股東」	本公司之股東
「簽訂日期」	雙方簽署該協議及於其蓋章的日期
「聯交所」	香港聯合交易所有限公司
「交易」	該協議及該協議項下之交易
「鏗鏘」	香港鏗鏘有限公司，一間於香港註冊成立之有限公司
「工作日」	星期一至星期五任何一日(中國或香港之法定假期除外)

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
黃浩明
薛伯榮

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

非執行董事：
胡寶星
阮北耀
梁希文
胡家驃 *(胡寶星之替代董事)*

獨立非執行董事：
鄺志強
高秉強
胡經昌

敬啟者：

須予披露及關連交易
出售馬鞍山環通公路發展有限公司之權益

緒言

本公司與恒基地產於二零零九年三月十二日聯合公佈，鏗鏘(本公司擁有70%權益之附屬公司)與馬鞍山公路中方夥伴簽訂該協議。據此，鏗鏘同意出售而馬鞍山公路中方夥伴同

意收購鏗鏘於馬鞍山公路合營(該公司經營馬鞍山公路)之全部權益，代價為人民幣一億二千二百萬元。

根據上市規則，出售構成本公司之須予披露及關連交易。

本公司已成立一個獨立董事委員會(成員包括鄺志強先生、高秉強教授及胡經昌先生)以考慮交易之條款。聯昌國際證券已獲委任為獨立財務顧問，就交易之條款是否公平合理及符合本公司及股東之整體利益，向獨立董事委員會及獨立股東提供意見。

本通函旨在(i)向閣下提供有關交易之進一步資料及(ii)附載聯昌國際證券致獨立董事委員會及獨立股東之意見函件。

該協議

日期

二零零九年三月十二日

合約方

賣方： 鏗鏘(本公司擁有70%權益之附屬公司)，其主要業務為投資控股。

買方： 馬鞍山公路中方夥伴(一間於中國成立之國有企業)，據本公司所知悉，其主要業務為興建及維修高速公路。

本集團出售之權益

鏗鏘於馬鞍山公路合營之全部權益，即本集團出售其於馬鞍山公路合營之註冊股本人民幣六千九百六十二萬元(佔馬鞍山公路合營全部註冊股本之70%)之權益。

先決條件

該協議之完成須待以下先決條件達成後，方可進行：

(1) 馬鞍山公路合營已支付2007年度分派，而鏗鏘已於其指定銀行帳戶收到該筆款項；

(2) 馬鞍山公路合營已支付2008年度分派，而鏗鏘已於其指定銀行帳戶收到該筆款項；

(3) 本公司及恒基地產已經獲得其各自之一般獨立股東批准出售(如需要)，且出售已符合上市規則及不影響其上市地位；

(4) 鏗鏘、馬鞍山公路中方夥伴及馬鞍山公路合營各自之董事會已批准簽署及履行該協議，並已出具相關之董事會決議；

(5) 馬鞍山公路合營已經獲原審批機構批覆同意，且批覆文件沒有實質性變更該協議之條件；及

(6) 馬鞍山公路中方夥伴已根據該協議之條款支付全數代價，而鏗鏘已於其指定銀行帳戶收到該筆款項。

馬鞍山公路中方夥伴承諾促使馬鞍山公路合營於簽訂日期後七個工作日內向鏗鏘支付2007年度分派及2008年度分派。若馬鞍山公路合營未能如上支付該等款項，鏗鏘有權暫停履行該協議，直至2007年度分派及2008年度分派已全數支付為止。

鏗鏘承諾於簽訂日期後兩個月內完成香港審批程序。馬鞍山公路中方夥伴承諾在鏗鏘向其發出有關香港審批程序已完成的書面通知後兩個月內，完成中國審批程序及向中國工商登記管理部門辦理有關出售之工商變更及備案登記手續。為免生疑問，如鏗鏘未能依指定期限完成香港審批程序，馬鞍山公路中方夥伴須完成中國審批程序之期限仍為鏗鏘向其發出該通知後起計兩個月。

如在簽訂日期後四個半月內或立約雙方書面認可之其他限期前，先決條件仍未全部達成，且此情況乃由馬鞍山公路中方夥伴導致，則馬鞍山公路中方夥伴將被視為違約，而鏗鏘有權單方面撤銷該協議或要求馬鞍山公路中方夥伴繼續履行該協議。如鏗鏘選擇單方面撤銷該協議，則鏗鏘於馬鞍山公路合營之股權及利益不受影響並維持簽訂日期前之原有狀況。此外，馬鞍山公路中方夥伴應向鏗鏘支付計算至該協議撤銷日期之違約金，並承擔鏗鏘為製定該協議而支付的律師費和其他相關費用。

如恒基地產及本公司各自之一般獨立股東未能批准出售(如需要)，或出售未能符合上市規則或影響其上市地位，或原審批機構不批准出售，該協議將自動終止，對立約雙方不再具有約束力及無須執行，而立約雙方互不承擔違約責任。鏗鏘無須退回已收取的2007年度分派及2008年度分派。

代價

代價為人民幣一億二千二百萬元，將由馬鞍山公路中方夥伴以現金支付鏗鏘，付款方式如下：

1. 人民幣一億零九百八十萬元(即代價之90%)將於上文「先決條件」一節所列第(3)、(4)及(5)項已達成及原審批機構批准出售後七個工作日內支付；及

2. 人民幣一千二百二十萬元(即代價之其餘10%)將於鏗鏘交付向中國工商登記管理部門辦理有關出售之工商變更及備案登記手續之所需文件後七個工作日內支付。

馬鞍山公路中方夥伴進一步承諾在不遲於簽訂日期後四個月內支付代價之全數款項，除非有關期限在鏗鏘未能於指定期限內完成香港審批程序之情況下相應順延。

如未能按照本節上文第1及2段支付代價，馬鞍山公路中方夥伴須向鏗鏘支付違約金。

代價乃經鏗鏘及馬鞍山公路中方夥伴考慮馬鞍山公路合營之財務表現及經公平磋商後達成。本集團持有馬鞍山公路合營之權益於二零零八年六月三十日之未經審核應佔資產淨值約為港幣一億零五百七十萬元(包含在本集團截至二零零八年六月三十日止年度之經審核綜合賬目)。

該協議之完成

完成須待上文「先決條件」一節所述之先決條件達成後，方可進行。

有關馬鞍山公路合營之資料

馬鞍山公路合營之主要業務為經營位於中國安徽省馬鞍山市之馬鞍山公路。馬鞍山公路於一九九七年建成，屬於一級公路，長約40.5公里，環繞馬鞍山市。該公路為205國道之一部份，北連南京至馬鞍山高速公路，南接蕪湖至馬鞍山高速公路。鏗鏘及馬鞍山公路中方夥伴於馬鞍山公路合營之股權百分比分別為70% 及30%。

下列為包含在本公司經審核綜合賬目內有關馬鞍山公路合營之若干財務資料：

	截至六月三十日止年度	
	二零零七年	二零零八年
	港幣百萬元	*港幣百萬元*
除稅及非經常性項目前淨溢利	23.3	21.8
除稅及非經常性項目後淨溢利	21.5	18.7
股東應佔稅後溢利	5.7	7.0

根據包含在本公司截至二零零八年六月三十日止年度經審核綜合賬目內本公司持有馬鞍山公路合營之權益於二零零八年六月三十日之賬面值，估計本集團於出售時可確認約港幣四千二百一十萬元之盈利(此乃根據將予收取之代價人民幣一億二千二百萬元及該賬面值(經計及分別於二零零八年六月二十八日及二零零九年三月九日宣派之2007年度分派及2008年度分派)計算)。但是，由於持有馬鞍山公路合營權益於完成日期之賬面值可能有別其於二零零八年六月三十日之賬面值，該等盈利可能出現變更。

於出售完成時，馬鞍山公路合營將停止作為本公司之附屬公司。

本公司之資料

本公司為一間投資控股公司，本集團之主要業務為投資控股及基建。

出售之理由及得益

由於未來鄰近將有新路籌劃興建，預見馬鞍山公路將面臨競爭。馬鞍山公路因而可能受到交通轉道的影響，導致收入下降及投資回報縮減。此外，為保持馬鞍山公路之正常有效運作，將會涉及重大的整修費用。現時進行出售，對本公司而言乃屬最佳時機，因本公司可趁此將其於馬鞍山公路之投資以合理之價格變現。現擬將出售之收益用作本集團之一般營運資金及其他投資機會。

董事局(包括各自之獨立非執行董事)認為該協議之條款公平合理，並符合股東之整體利益。

須予披露及關連交易

鏗鏘擁有馬鞍山公路合營之70% 權益，而本公司之一間全資附屬公司則擁有鏗鏘之70% 權益。因此，馬鞍山公路合營為本公司之附屬公司。馬鞍山公路中方夥伴現持有馬鞍山公路合營之30% 權益，故此，根據上市規則第14A章，彼為本公司之關連人士。就本公司而言，由於根據上市規則第14.07條計算之所有適用比率均多於5% 但少於25%，出售構成本公司之須予披露及關連交易，並須尋求本公司之獨立股東的批准。就本公司所知，除馬鞍山公路中方夥伴持有馬鞍山公路合營30%權益及提名兩位董事出任馬鞍山公路合營董事局外(其中一人為法人代表)，馬鞍山公路中方夥伴與本集團任何其他董事、行政總裁或控股股東並無其他關係。

本公司已成立獨立董事委員會就該協議是否公平合理向獨立股東提供意見，並已委任聯昌國際證券為獨立財務顧問就同一事宜向獨立董事委員會提供意見。

根據上市規則第14A.43條，如上市公司須召開股東大會以通過關連交易，而並無任何股東須於該會放棄表決權利，則召開該大會的規定或可以由獲得持有該上市公司的證券面值50% 以上，並有權出席為通過有關關連交易而召開之股東大會及於會上表決的有密切聯

繫的股東，以一般獨立股東書面批准方式代替。於本通函日期，密切聯繫群體(全部均為恒基地產之全資附屬公司)及其各自之代理人(如適用)合共持有2,070,473,859股之本公司股份(相當於本公司已發行股份約67.94%)。彼等各自所持之本公司股份見列如下：

實益擁有人	登記持有人	股份數目
賓勝置業有限公司	賓勝置業有限公司	751,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000
敏勝置業有限公司	敏勝置業有限公司	342,705,418
	雅仙代理人有限公司	259,693,000
踞威置業有限公司	踞威置業有限公司	363,328,900
Gainwise Investment Limited	Gainwise Investment Limited	167,750,000
	Superb Nominees Limited	49,500,000
登銘置業有限公司	登銘置業有限公司	34,955,000
	Superb Nominees Limited	49,687,341
總數：		2,070,473,859

密切聯繫群體之所有成員及其各自之代理人(如適用)於二零零九年三月十三日以書面方式批准該協議。彼等進一步確認，如須就該協議召開本公司股東大會以尋求獨立股東之批准，彼等將會及促使其各自之代理人(如適用)投票贊成。密切聯繫群體於該協議並無有別於其他股東之任何重大利益。馬鞍山公路中方夥伴向本公司確認，馬鞍山公路中方夥伴及其任何聯繫人並無直接或間接持有本公司股份，並承諾直至完成時彼及其任何聯繫人將不會直接或間接持有本公司股份。因此，據本公司知悉，如本公司須召開股東大會以通過該協議，並無任何股東須於該會放棄表決權利。本公司已向聯交所申請並獲批准豁免嚴格遵守根據上市規則第14A.43條召開股東大會以尋求獨立股東批准該協議之規定。

獨立董事委員會推薦建議

謹請　閣下參閱載於本通函(i)第12頁之獨立董事委員會函件，當中載列獨立董事委員會向獨立股東發出有關交易之推薦意見；及(ii)第13頁至第19頁之聯昌國際證券函件，當中載列其向獨立董事委員會及獨立股東發出有關交易之推薦意見連同達至該意見所考慮之主要因素及理由。

經考慮聯昌國際證券所提供之意見，尤以聯昌國際證券函件所考慮之主要因素及理由，獨立董事委員會認為交易之條款屬公平合理，並符合本公司及股東之整體利益。

其他資料

本通函附錄載有其他資料。

此致

列位股東　台照

承董事局命
主席兼總經理
李兆基博士
謹啟

二零零九年四月一日

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

敬啟者：

須予披露及關連交易
出售馬鞍山環通公路發展有限公司之權益

茲提述本公司於二零零九年四月一日刊發之通函(「本通函」)，而本函件構成本通函之一部份，除文義另有所指外，本函件所用詞彙與本通函所界定者具相同涵義。

吾等已被董事局委任為獨立董事委員會，以吾等之意見，就交易是否公平合理，向獨立股東提供意見。

聯昌國際證券已獲本公司委任為獨立財務顧問，就有關交易之條款提供意見，而有關意見，連同達至該意見所考慮之主要因素及理由之詳情，已見列其載於本通函第13頁至第19頁之函件。

謹請　閣下參閱載於本通函第4頁至第11頁之董事局函件及其附錄所載之其他資料。

經考慮交易之條款及聯昌國際證券所提供之意見，吾等認為交易之條款符合本公司及股東之整體利益，並對獨立股東而言屬公平合理。因此，如召開股東特別大會以考慮及酌情批准該協議及交易，吾等推薦獨立股東投票贊成有關決議案。

此致

列位獨立股東　台照

獨立董事委員會
鄺志強
高秉強
胡經昌
謹啟
獨立非執行董事

二零零九年四月一日

以下為聯昌國際證券就交易條款是否公平合理而致獨立董事委員會及獨立股東之意見函件，編製以供載入本通函。

CIMB
聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

須予披露及關連交易

出售馬鞍山環通公路發展有限公司之權益

緒言

茲提述吾等就該協議及其項下擬進行之交易獲委任為獨立董事委員會及獨立股東之獨立財務顧問。有關該協議及其項下擬進行之交易之詳情載於二零零九年四月一日致股東之通函(「通函」)中之董事局函件內，而本函件為通函之一部分。除文義另有所指外，本函件所使用詞彙與通函內所定義者具相同涵義。

由於馬鞍山公路合營由鏗鏘擁有70%權益，而鏗鏘由貴公司之全資附屬公司擁有70%權益，故此馬鞍山公路合營為貴公司之附屬公司。馬鞍山公路中方夥伴現時擁有馬鞍山公路合營之30%權益，故根據上市規則第14A章為貴公司之關連人士。因此，根據上市規則，訂立該協議構成貴公司之一項關連交易，而該協議項下擬進行之出售須獲獨立股東批准。貴公司已成立由獨立非執行董事鄺志強先生、高秉強教授及胡經昌先生組成之獨立董事委員會，就該協議及出售向獨立股東提供意見。貴公司已於二零零九年三月十三日獲得密切聯繫群體(全部均為恒基地產之全資附屬公司)及其各自之代理人(彼等合共持有2,070,473,859股貴公司股份(相當於貴公司已發行股本約67.94%))之書面批准出售，而聯交所已授予豁免嚴格遵守根據上市規則第14A.53條及第14A.43條舉行股東大會之規定。

吾等於達致推薦意見時，已依賴通函所載或提述之資料及事實。董事已於通函附錄所載之責任聲明中宣稱，彼等願就通函所載資料之準確性共同及個別承擔全部責任。吾等亦已假設通函所載或提述之資料及陳述，於作出之時直至最後實際可行日期均屬真確無誤。吾等並無理由懷疑董事向吾等所提供之資料、陳述、意見及聲明之真確性、準確性及完整性，亦無理由相信提供予吾等或上述文件所述之資料中隱瞞或遺漏了重大資料。吾等亦已獲董事告知，並相信通函並無遺漏任何重大事實。

吾等認為已審閱足夠資料以達致知情之觀點，並認為通函所載資料之準確性可予依賴，並可作為吾等推薦意見之合理依據。然而，吾等並無獨立核實有關資料，亦無對貴公司、馬鞍山公路合營或彼等各自之任何附屬公司或聯營公司之業務、事務或前景進行任何形式之深入調查。

所考慮之主要因素及理由

在達致吾等有關該協議條款之意見時，吾等曾考慮以下主要因素及理由：

背景及理由

貴公司為一間投資控股公司，其附屬公司之主要業務為投資控股及基建。馬鞍山公路合營之主要業務為經營位於中國安徽省馬鞍山市之馬鞍山公路。於二零零九年三月十二日，鏗鏘(貴公司擁有70%權益之附屬公司)與馬鞍山公路中方夥伴簽訂該協議。據此，鏗鏘同意出售而馬鞍山公路中方夥伴同意收購鏗鏘於馬鞍山公路合營（該公司經營馬鞍山公路）之全部權益，代價為人民幣一億二千二百萬元。

馬鞍山公路於一九九七年建成，屬於一級公路，長約40.5公里，環繞馬鞍山市。該公路為205國道之要道，北連南京至馬鞍山高速公路，南接蕪湖至馬鞍山高速公路。鏗鏘及馬鞍山公路中方夥伴於馬鞍山公路合營之股權百分比分別為70%及30%。

吾等已審閱包含於貴公司截至二零零七年及二零零八年六月三十日止年度經審核綜合賬目內之馬鞍山公路合營之未經審核財務報表，詳情載列如下：

	截至六月三十日止年度	
	二零零七年	二零零八年
	港幣百萬元	*港幣百萬元*
營業額	50.6	55.5
除税及非經常性項目後淨溢利	21.5	18.7
股東應佔除税後溢利	5.7	7.0

	於六月三十日	
	二零零七年	二零零八年
	港幣百萬元	*港幣百萬元*
資產淨值	159.8	161.8

馬鞍山公路合營之營業額包括馬鞍山公路之路費收入。如上表所示，馬鞍山公路合營截至二零零八年六月三十日止年度(「二零零八年財政年度」)之營業額增至約港幣五千五百五十萬元，較截至二零零七年六月三十日止年度(「二零零七年財政年度」)增加約10%。然而，馬鞍山公路合營之除税及非經常性項目後未經審核淨溢利於二零零八年財政年度減少至約港幣一千八百七十萬元，較二零零七年財政年度減少約13%。據貴公司表示，有關減少主要乃因收費公路維修費用增加港幣二百三十萬元及税項支出增加港幣一百二十萬元所致。儘管除税及非經常性項目後淨溢利於二零零八年財政年度有所減少，由於貴公司於馬鞍山公路合營之實際權益自二零零七年八月起由31%增至49%，故股東應佔除税後溢利於二零零八年財政年度增加約23%達港幣七百萬元。根據貴公司管理層提供之馬鞍山公路合營之未經審核財務報表，其於二零零八年六月三十日之資產淨值約為港幣一億六千一百八十萬元。

誠如董事局函件所述，由於未來鄰近將有新路籌劃興建，預見馬鞍山公路將面臨競爭。馬鞍山公路因而可能受到交通轉道的影響，導致收入下降及投資回報縮減。此外，為保持馬鞍山公路之正常有效運作，將會涉及重大的整修費用。吾等得知，董事局函件內提及建議於日後在馬鞍山公路鄰近範圍興建新道路，乃與中國國家旅遊局(網址:http://www.cnta.gov.cn)、安徽省建設廳(網址:http://www.ahjst.gov.cn)及馬鞍山市建設委員會(網址:http://masjw.mas.gov.cn)等政府部門之網站於最後實際可行日期所述者一致。根據以上理由，吾等認同董事之意見，認為馬鞍山公路會因而受到交通轉道的影響，導致公路收費收入下降及投資回報減少。

意見

經考慮上文所述後，吾等贊同董事之觀點，認為出售為貴公司提供以公平合理之代價變現其於馬鞍山公路投資之機會(吾等對代價是否公平合理之分析載於下文)，因而符合貴公司及股東之整體利益。

代價

該協議之代價為人民幣一億二千二百萬元，應由馬鞍山公路中方夥伴以現金支付予鏗鏘。誠如董事局函件所述，代價乃經鏗鏘及馬鞍山公路中方夥伴考慮馬鞍山公路合營之財務表現，按公平磋商後釐定。

為評估出售代價是否公平合理，吾等已盡力搜尋業務與馬鞍山公路合營所從事業務(即經營收費公路)近似之所有香港上市公司。根據以上條件，就吾等所知，吾等發現八間可資比較公司(「市場可資比較公司」)，並將彼等各自之估值倍數(包括市盈率及市賬率)與代價項下之隱含市盈率及隱含市賬率進行比較。比較之詳情載列如下：

市場可資比較公司	主要業務	市值 *(附註1)* *港幣百萬元*	市盈率 *(附註2)* *倍數*	市賬率 *(附註2)* *倍數*
安徽皖通高速公路股份有限公司	於中國安徽省經營及管理收費公路及相關業務	5,407	7.07	0.87
越秀交通有限公司	主要於中國廣東省投資、發展、經營及管理收費公路、高速公路及橋樑	3,463	4.96	0.42
合和公路基建有限公司	在中國倡議、推動、發展及經營策略性重點公路、隧道、橋樑及相關之基建項目	12,743	10.67	1.52

市場可資比較公司	主要業務	市值 *(附註1)* *港幣百萬元*	市盈率 *(附註2)* *倍數*	市賬率 *(附註2)* *倍數*
江蘇寧滬高速公路股份有限公司	於中國投資、建設、經營及管理收費公路，並提供公路沿線的客運和其他輔助服務	26,448	13.54	1.68
路勁基建有限公司	於中國投資、發展、經營及管理收費公路及高速公路	2,032	2.01	0.22
深圳高速公路股份有限公司	於中國投資、建設及管理收費公路及道路	5,343	7.33	0.69
四川成渝高速公路股份有限公司	投資、建設、管理及經營成渝高速公路和成雅高速公路	3,172	5.11	0.48
浙江滬杭甬高速公路股份有限公司	設計、建設、經營、養護及管理高等級公路，發展及提供若干配套服務	22,801	8.81	1.52
平均			**7.44**	**0.93**
出售			**13.91** *(附註3)*	**0.92** *(附註4)*

資料來源：彭博資訊

附註：

1. 根據各股份於二零零九年三月十二日(「該協議日期」)之收市價乘以各公司已發行流通股份總數計算。所採用之數據均於該協議日期摘錄自彭博資訊。就安徽皖通高速公路股份有限公司、江蘇寧滬高速公路股份有限公司、深圳高速公路股份有限公司、四川成渝高速公路股份有限公司及浙江滬杭甬高速公路股份有限公司等H股公司(「H股可資比較公司」)而言，有關市值乃根據各H股於該協議日期之收市價乘以各公司之已發行流通股份總數計算；

2. 根據各股份於該協議日期之收市價除以各每股盈利或各每股賬面淨值(如適當)計算。所採用之數據均於該協議日期摘錄自彭博資訊。就H股可資比較公司而言，各市盈率及市賬率

乃根據各H股於該協議日期之收市價除以各每股盈利或各每股賬面淨值(如適當)計算，匯率為人民幣1元兑港幣1.14元；

3. 根據貴公司應佔代價(即代價之70%)及股東應佔馬鞍山公路合營截至二零零八年六月三十日止年度之未經審核除税後溢利約港幣七百萬元計算；及

4. 根據貴公司應佔代價(即代價之70%)及貴公司應佔馬鞍山公路合營於二零零八年六月三十日之未經審核綜合資產淨值權益約港幣一億零五百七十萬元計算。

誠如上表註明，市場可資比較公司之市盈率介乎約2.01倍至約13.54倍，平均約為7.44倍，而市場可資比較公司之市賬率則介乎約0.22倍至約1.68倍，平均約為0.93倍。吾等注意到，代價隱含之市盈率較市場可資比較公司之平均市盈率吸引，而代價隱含之市賬率則與市場可資比較公司之市賬率相若，並在其範圍內。

經考慮以上所述，吾等認為有關條款及代價對貴公司及獨立股東而言屬公平合理。

可能出現之財務影響

資產淨值及盈利

完成出售後，馬鞍山公路合營將不再為貴集團之附屬公司。

誠如董事局函件所述，預計出售完成後，貴集團將確認出售收益為數約港幣四千二百一十萬元。該數額乃根據將收取之代價人民幣一億二千二百萬元及馬鞍山公路合營於二零零八年六月三十日之賬面值(經計及馬鞍山公路合營分別於二零零八年六月二十八日及二零零九年三月九日宣派之2007年度分派及2008年度分派(合共為人民幣二千二百八十萬元))計算。有關收益將隨馬鞍山公路合營權益於完成日期之賬面值變動而變更。因此，出售將於完成時增加貴集團之資產淨值。

營運資金

鑒於代價將以現金全數償付，且馬鞍山公路合營向鏗鏘支付2007年度分派及2008年度分派乃該協議之一項先決條件，貴公司預期完成後現金將增加人民幣一億零一百四十萬元(即鏗鏘根據該協議條款收取之現金總額之70%)，但未扣除任何法律及專業費用。誠如董事局函件所載，出售之所得款項淨額將用作貴集團之一般營運資金及其他投資機會。

推薦意見

經考慮上述主要因素及理由，吾等認為該協議乃於貴公司日常及一般業務過程中訂立，且符合貴公司及股東之整體利益。其條款乃按一般商業條款訂立，對貴公司及獨立股東而言屬公平合理。因此，倘貴公司召開股東大會以批准該協議，吾等建議獨立董事委員會推薦獨立股東批准該協議。

此致

恒基兆業發展有限公司
獨立董事委員會及
列位獨立股東　台照

代表
聯昌國際證券(香港)有限公司
董事
企業融資部主管　*高級副總裁*
劉志華　**林美寶**
謹啟

二零零九年四月一日

1. 責任聲明

本通函乃遵照上市規則提供有關本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明產生誤導。

2. 權益披露

(甲) 董事權益

於最後實際可行日期，董事及本公司之行政總裁於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有(i)根據證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例彼等被假設或視為擁有之權益及淡倉)；或(ii)根據證券及期貨條例第352條，須載入該條所指之登記冊之權益及淡倉；或(iii)根據《上市公司董事進行證券交易的標準守則》而須知會本公司及聯交所之權益及淡倉(根據證券及期貨條例第XV部，李兆基博士、李家傑先生、李家誠先生及李寧先生僅因彼等被視為於恒基兆業有限公司、恒基地產及／或本公司擁有權益而被假設或視為於本公司非上市相聯公司擁有之權益除外，本公司已就此項權益向聯交所申請豁免嚴格遵守上市規則第14A.59(4)條及上市規則附錄－B部第38 (1)段所載之披露規定，理由為作出相關披露可能會導致刊載對本集團而言並不重要之資料且資料過份冗長)如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
本公司	李兆基	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	1				2,076,089,007	2,076,089,007	68.13
	李家誠	1				2,076,089,007	2,076,089,007	68.13
	李 寧	1		2,076,089,007			2,076,089,007	68.13
	李達民	2	6,666				6,666	0.00
	李鏡禹	3	1,001,739				1,001,739	0.03

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基地產	李兆基	4	7,269,006		1,146,603,866		1,153,872,872	53.75
	李家傑	4				1,146,603,866	1,146,603,866	53.41
	李家誠	4				1,146,603,866	1,146,603,866	53.41
	李　寧	4		1,146,603,866			1,146,603,866	53.41
	李達民	5	111,393				111,393	0.01
	李鏡禹	6	252,263		19,800		272,063	0.01
	胡家驃	7		2,000			2,000	0.00
恒基兆業有限公司	李兆基	8			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	9			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	10	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
	李家傑	8				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	9				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	10				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	8				8,190 (普通股A股)	8,190 (普通股A股)	100.00

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
	李家誠	9				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	10				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李 寧	8		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李 寧	9		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李 寧	10		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00
精威置業有限公司	梁希文	11			5,000		5,000	4.49
	胡寶星	12			3,250		3,250	2.92
興輝置業有限公司	李家傑	13			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	14			100		100	100.00
	李家傑	14				100	100	100.00
	李家誠	14				100	100	100.00
	李 寧	14		100			100	100.00
Pettystar Investment Limited	李兆基	15			3,240		3,240	80.00
	李家傑	15				3,240	3,240	80.00
	李家誠	15				3,240	3,240	80.00
	李 寧	15		3,240			3,240	80.00

(乙) **主要股東及其他人士權益**

於最後實際可行日期，據董事及本公司之行政總裁所知，下列人士(並非董事及本公司之行政總裁)於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文將須向本公司披露之權益或淡倉。

	股份權益總數	百份比權益
主要股東：		
好倉		
Rimmer (Cayman) Limited *(附註1)*	2,076,089,007	68.13
Riddick (Cayman) Limited *(附註1)*	2,076,089,007	68.13
Hopkins (Cayman) Limited *(附註1)*	2,076,089,007	68.13
恒基兆業有限公司 *(附註1)*	2,070,473,859	67.94
恒基兆業地產有限公司 *(附註1)*	2,070,473,859	67.94
Kingslee S.A. *(附註1)*	2,070,473,859	67.94
賓勝置業有限公司 *(附註1)*	802,854,200	26.35
敏勝置業有限公司 *(附註1)*	602,398,418	19.77
踞威置業有限公司 *(附註1)*	363,328,900	11.92
主要股東以外之人士：		
好倉		
Gainwise Investment Limited *(附註1)*	217,250,000	7.13
UBS AG *(附註16)*	156,917,066	5.15
淡倉		
UBS AG *(附註17)*	146,442,156	4.81

附註：

1. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i)恒基地產全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司(「恒兆」)持有恒基地產53.35%；及(ii)5,615,148股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李鏡禹先生實益擁有。

4. 該等股份中，李兆基博士實益擁有7,269,006股，而其餘之1,146,603,866股股份中，(i)570,743,800股由恒兆擁有；(ii)7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii)145,090,000股由Cameron Enterprise Inc.擁有；244,537,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv)5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬Superfun Enterprises Limited擁有，恒基地產持有煤氣39.06%，而恒兆則持有恒基地產53.35%；及(v)1,366,066股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒兆及富生(列載於附註1)、煤氣及恒基地產的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

5. 該等股份由李達民先生實益擁有。

6. 該等股份中，李鏡禹先生實益擁有252,263股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

7. 該等股份由胡家驃先生之妻子擁有。

8. Hopkins作為單位信託之受託人持有該等股份。

9. Hopkins作為單位信託之受託人持有該等股份。

10. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

11. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

12. 該等股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

13. 該等股份中，(i)4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)6,000股由恒基地產間接全資擁有公司恒基中國集團有限公司全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

14. 該等股份中，(i)80股由恒基地產全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆全資附屬恒基財務有限公司擁有；及(iii) Perfect Bright Properties Inc.及Furnline Limited各自擁有5股，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自

之A股(「A股」)之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於喜田地產有限公司之所有權益及承擔所有責任。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

15. 該等股份中，(i) 3,038股由恒基地產擁有；及(ii) 202股由Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股(「A股」)之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於福佳投資有限公司之所有權益及承擔所有責任。

16. 該等股份中，UBS AG持有154,717,066股之實益權益，2,000,000股之保證權益及200,000股之公司權益，其中146,442,156股之權益來自實物結算衍生工具。

17. UBS AG持有該等股份之實益權益來自實物結算衍生工具。

18. 下表顯示董事於最後實際可行日期於Rimmer、Riddick、Hopkins、恒兆、恒基地產、Kingslee S.A.、賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及Gainwise Investment Limited擔任的職位：

Rimmer

董事姓名	於Rimmer擔任的職位
李兆基	董事
李達民	董事
林高演	董事

Riddick

董事姓名	於Riddick擔任的職位
李兆基	董事
李達民	董事
林高演	董事

Hopkins

董事姓名	於Hopkins擔任的職位
李兆基	董事
李達民	董事
林高演	董事

恒兆

董事姓名	**於恒兆擔任的職位**
李兆基	董事
李達民	董事
胡寶星	董事
李家傑	董事
李家誠	董事
林高演	董事及李達民之替代董事

恒基地產

董事姓名	**於恒基地產擔任的職位**
李兆基	主席兼董事總經理
李家傑	副主席
林高演	副主席
李家誠	副主席
李達民	非執行董事
孫國林	執行董事
李鏡禹	執行董事
劉壬泉	執行董事
李寧	執行董事
郭炳濠	執行董事
胡寶星	非執行董事
梁希文	非執行董事
鄺志強	獨立非執行董事
高秉強	獨立非執行董事
胡經昌	獨立非執行董事
胡家驃	胡寶星之替代董事

Kingslee S.A.

董事姓名	**於Kingslee S.A.擔任的職位**
李兆基	董事
李達民	董事
李鏡禹	董事

寶勝置業有限公司

董事姓名	**於寶勝置業有限公司擔任的職位**
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

敏勝置業有限公司

董事姓名	於敏勝置業有限公司擔任的職位
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

踞威置業有限公司

董事姓名	於踞威置業有限公司擔任的職位
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

Gainwise Investment Limited

董事姓名	於Gainwise Investment Limited擔任的職位
李兆基	董事
李鏡禹	董事
林高演	董事
李家誠	董事

3. 董事於本集團之合約及資產權益

(a) 於最後實際可行日期，概無董事與本集團任何成員公司已訂立，或建議訂立任何本集團不可於一年內終止而毋須作出賠償（法定賠償除外）之服務合約。

(b) 於最後實際可行日期，概無董事在本集團任何成員公司自二零零八年六月三十日（即本公司最近期刊發之經審核綜合賬目之結算日）以來所買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(c) 除於本通函所披露外，於最後實際可行日期，概無董事於本集團業務而言屬重要之合約及安排中擁有重大權益。

4. 重大不利變動

於最後實際可行日期，董事概不知悉本集團之財務及貿易狀況自二零零八年六月三十日（即本公司最近期刊發之經審核綜合賬目之結算日）以來有任何重大不利變動。

5. 專家資歷

(a) 以下為發表本通函所載意見或建議之專家之資格：

名稱	資格
聯昌國際證券	根據證券及期貨條例持牌可從事第1類（證券交易）、第4類（為證券提供意見）及第6類（就機構融資提供意見）受規管活動

(b) (i) 於最後實際可行日期，聯昌國際證券概無持有本集團任何成員公司之任何股權權益，亦概無任何權利（不論是否可合法強制執行）可認購或提名他人認購本集團任何成員公司之任何證券。

(ii) 於最後實際可行日期，聯昌國際證券概無在本集團任何成員公司自二零零八年六月三十日（即本公司最近期刊發之經審核綜合賬目之結算日）以來所買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(iii) 聯昌國際證券已以書面同意以本通函刊載引述其名稱及轉載其二零零九年四月一日之函件，且迄今並無撤回同意書。

6. 競爭業務

於最後實際可行日期，據董事所知，概無董事或彼等之聯繫人（根據上市規則之定義）於與本集團之業務構成或可能構成競爭之業務中擁有任何權益。

7. 備查文件

下列文件於二零零九年四月二十日（及包括該日）前任何工作日之正常辦公時間內，於胡關李羅律師行之辦事處可供查閱，地址為香港中環康樂廣場一號怡和大廈26樓：

(a) 該協議；

(b) 聯昌國際證券之函件，全文載於本通函；及

(c) 本附錄「專家資歷」一節所述之同意書。

8. 其他事項

本通函中英文版本如有歧異，概以英文版為準。